

Mail Stop 4561

August 20, 2009

Albert R. Reda
Chief Executive Officer
Seamless Corporation
800 North Rainbow Blvd., Suite 208
Las Vegas, NV 89107

> **Re: Seamless Corporation**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed August 13, 2009**
> **File No. 000-20259**

Dear Mr. Reda:

   We have reviewed your revised filing and response letter and have the following comments.

<u>General</u>

1.   Please file marked copies of the new charter documents adopted by the board in connection with the change in domicile from Nevada to Florida. The charter documents should be marked to indicate the differences between your Nevada charter documents and the new charter documents and should be filed as appendices to your revised information statement. In addition, please provide us with a copy of your current Nevada charter documents with your response letter. We note that the charter documents incorporated by reference in your most recent Form 10-K refer to businesses other than Seamless Corporation. Consider therefore filing a copy of your current articles of incorporation and bylaws as well.

<u>Item 1. Information Statement, page 2</u>

2.   You state "[t]he name change will reflect the Companies the [sic] marketing and selling of Gadgets and Technology." Please revise here, and elsewhere as applicable, to clarify the reasons for the name change and to indicate specifically whether the name change is due to a change in your business activities. Any

changes to your business activities in connection with the reincorporation must be described.

Process to Redomicile, page 3

3.   We note your response to prior comment 2 of our letter dated August 6, 2009 and we reissue that comment. A cursory review of Nevada and Florida statutes reveals material differences with respect to shareholder rights regarding, among other matters, appraisal rights, the sale of assets, the right to call a meeting, to inspect records, and to remove directors. As previously indicated, you must provide a comparison of the material provisions of each state's laws, highlighting the material differences between the corporate law provisions of Nevada and Florida as they relate to the rights of shareholders. This information should be presented in a side-by-side comparison of each state's laws. In addition, as previously requested, you must also include in the information statement a similar side-by-side comparison of any material changes to your articles of incorporation and bylaws that will result from the reincorporation. Your statements to the effect that the change in domicile will have a "minimal" effect on existing shareholders and that the rights of shareholders "are not expected to change in any significant fashion" do not adequately address the disclosure requirement. Further, your revised filing should avoid general discussions of the laws governing corporations, such as your references to the "Encyclopedia of Everyday Law" and the Model Business Corporation Act. Please revise your disclosure accordingly.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel